FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	2002 Renewal Annual Information Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MICROLOGIX BIOTECH INC.

Annual Information Form (Renewal)

Financial Year Ended April 30, 2002

September 17, 2002

TABLE OF CONTENTS Page

Forward-Looking Statements 3 General Development of the Business Company Overview 4 Fiscal 2000 5 Fiscal 2001 5 Fiscal 2002 Recent Developments 6

Narrative Description of the Business Business Strategy 7 Product Approval Process 8 Technology Platforms and Drug Development Programs 13 Drug Candidates and Clinical Development Programs 15 Development and Commercialization Partnerships 19 Technology Licenses and Research Collaborations 20 Intellectual Property 21 Competition 22 Human Resources 24 Facilities 24 Risk Factors 25

Selected Consolidated Financial Information Annual Information 31 Quarterly Information 33 Dividend Record and Policy 33

Management's Discussion and Analysis 33

Market for Securities 33

Directors and Officers Name, Residence and Principal Occupation 34 Security Holdings of Directors and Officers 35 Profiles of Directors, Executive Officers and Officers 35

Additional Information 38

Glossary 39

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words intends, plans, believes, anticipates or "expects" or similar words and/or include statements concerning the Company's strategies, goals and plans. Forward-looking statements in this Annual Information Form include, but are not limited to, Micrologix completing enrolment in its Phase III trial of MBI 226 in the first quarter of calendar 2003 and having results from the trial in the third quarter of calendar of 2003, submitting a NDA for MBI 226, completing corporate partnerships for its product candidates, initiating the next clinical study for MBI 594AN in the first half of calendar 2003 and continuing to expand its product pipeline. These forward-looking statements involve a number of significant risks and uncertainties that could cause the actual results or achievements of the Company or other events to differ materially from those reflected in the forward-looking statements. These factors include, but are not limited to, the Company's early stage of development, the fact that the Company's technology is in the research stage and therefore its potential benefits for human therapy are unproven, the possibility that favourable relationships with collaborators cannot be established or, if established will be abandoned by the collaborators before completion of product development, the possibility that the Company or its collaborators will not successfully develop any products, the possibility that advances by competitors will cause the Company's proposed products not to be viable, uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of the Company's products, risks relating to requirements for approvals by government agencies such as the FDA before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the Company's or its partner's ability to market the product successfully, the risk that the Company's patents could be invalidated or narrowed in scope by judicial actions or that the Company's technology could infringe the patent or other intellectual property rights of third parties, the possibility that the Company will not be able to raise adequate capital to fund its operations through the process of developing and testing a successful product or that future financing will be completed on unfavourable terms, the possibility that any products successfully developed by the Company will not achieve market acceptance, and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under the caption 'NARRATIVE DESCRIPTION OF THE BUSINESS - Risk Factors.' These risks and uncertainties should be considered when evaluating forward-looking statements, and undue reliance should not be placed upon forward-looking statements.

CORPORATE STRUCTURE & GENERAL DEVELOPMENT OF THE BUSINESS

Company Overview

Micrologix Biotech Inc. ('Micrologix' or the 'Company') is engaged in the research, development and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies (see 'Drug Candidates and Clinical Development Programs') and earlier-stage candidates in various stages of research, development, and evaluation (see 'Technology Platforms and Drug Development Programs').

Prior to 1993, the Company was engaged in the exploration of natural resource properties as 'Parklane Explorations Ltd.' (incorporated pursuant to the Company Act, British Columbia on August 27, 1979; continued under the Corporations Act, Alberta, on March 9, 1988; continued under the Company Act, British Columbia as 'Consolidated Parklane Resources Inc.' on April 15, 1991).

On January 7, 1993, the Company changed its name to 'Micrologix Biotech Inc.' following a reverse-takeover transaction wherein it acquired 100% of Microtek Research and Development Ltd. and Micrologix International Ltd. (collectively, the 'Microtek Operations'). The Microtek Operations consisted of the research, development, manufacture and marketing of diagnostic and healthcare products designed for the aquaculture industry. The Microtek Operations were sold in December 1994 in order to focus on the development of antibiotics and other applications of antimicrobial peptides.

In April 1993, Micrologix licensed the worldwide rights to an antimicrobial peptide technology from the University of British Columbia that provided the starting point for the Company's research and development programs. In May 1995, the Company established its research and office facilities located in the BC Research Complex, Vancouver, BC, Canada.

The Company's sole focus from May 1995 to May 2002 was on the research, development and commercialization of drug candidates based on antimicrobial peptides. Late in Fiscal 2002 the Company, as part of its new strategic plan, set out to establish a prominent anti-infective product development company by bringing the Company's founding technology in antimicrobial peptides to its optimal commercial potential and diversifying and expanding the Company's technology base and product pipeline through acquisitions, collaborations and in-licensing. Subsequent to April 30, 2002 the Company completed a series of transactions that added a systemic antibacterial technology, a systemic antifungal technology and a platform of anti-viral technologies and product candidates (see 'Recent Developments').

The Company has one inactive (wholly owned) subsidiary, Micrologix Biotech (USA) Inc., a Delaware corporation.

Fiscal 2000 (May 1, 1999 to April 30, 2000)

In Fiscal 2000, two additional drug candidates entered into Phase I clinical trials - MBI 594AN for the treatment of acne and MBI 853NL for the prevention of hospital-acquired staphylococcus aureus infections. Additionally, MBI 226 received fast-track designation from the U.S. Food and Drug Administration ('FDA') and in September 1999, a two-part Phase II study was commenced for this drug candidate. This Phase II study was successfully completed in January 2000. See 'Drug Candidates and Clinical Development Programs'.

Two private placement equity transactions were completed for total gross proceeds of $55 million. The first transaction for gross proceeds of $15 million (7,692,500 special units at $1.95 each) closed in August 1999. In November 1999, these special units were deemed exercised resulting in the issue of 7,692,500 common shares and warrants for the purchase of a further 3,846,250 common shares at $2.35 each.

In March 2000, the second private placement (4,000,000 special warrants at $10.00 each) was completed for gross proceeds of $40 million. In May 2000, these special warrants were deemed exercised resulting in the issue of 4,000,000 common shares.

Funds from these two private placements, together with funds from the exercise of warrants and options improved the Company's financial position and provided the Company with the necessary financial resources to further advance its drug candidates. At the end of Fiscal 2000, the Company had $56.6 million in cash, cash equivalents and short-term investments compared to $10.5 million at the end of Fiscal 1999.

In September 1999, preclinical and Phase I trial results for MBI 226, as well as preclinical data from our ophthalmic research, were presented at the 39th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy.

In March 2000, the research and license agreement with the Protein Engineering Network Centres of Excellence was terminated (initiated in February 1998). The termination of this program had no significant impact on operations.

Fiscal 2001 (May 1, 2000 to April 30, 2001)

In the clinic, the Phase I trials of MBI 594AN and MBI 853NL, which were initiated in Fiscal 2000, were completed in the first quarter. In the second quarter a pivotal Phase III trial for MBI 226 was initiated. In the third quarter, a Phase II trial for MBI 594AN and a Phase Ib trial for MBI 853NL were initiated (See 'Drug Candidates and Clinical Development Programs').

In June 2000, the Company entered into a worldwide licensing and co-development agreement with Harbor-UCLA Research and Education Institute related to a novel antimicrobial peptide technology (See 'Technology Licenses and Research Collaborations').

At the Company's Annual General & Extraordinary Meeting, shareholders approved the adoption of a Shareholder Rights Plan and an increase in the authorized common shares of the Company from 100,000,000 to 300,000,000.

William J. (Bud) Foran, the Company's Chairman since 1995 was appointed interim President and CEO on January 26, 2001 following the resignation of Dany Hadary.

During Fiscal 2001, approximately $9.4 million was received from the exercise of warrants, underwriter options and stock options and the Company ended the year with $55.8 million in cash, cash equivalents and short-term investments compared to $56.6 million at the end of Fiscal 2000. Additionally, the common shares of Micrologix were added to the TSE 300 composite index in December 2000.

Fiscal 2002 (May 1, 2001 to April 30, 2002)

Fiscal 2002 was a year of change at Micrologix. In July 2001, the Company terminated the MBI 853NL program following completion of the Phase Ib trial initiated in November 2000. In September 2001, enrollment in the Phase II trial of MBI 594AN was completed and the results of the trial were announced in November 2001. Enrollment in the MBI 226 Phase III trial initiated in September 2000 reached approximately 1,100 patients at the end of the fiscal year. See 'Drug Candidates and Clinical Development Programs' for more information on the aforementioned programs.

William J. (Bud) Foran was succeeded by David Scott as Chairman of the Board of Directors of the Company on September 6, 2001 and James M. DeMesa, MD was hired as the Company's new President and Chief Executive Officer effective October 1, 2001, replacing Mr. Foran who was serving as interim President & CEO during the period the Company was recruiting a new President & CEO. The Company also began to augment its senior management team with the hiring of three experienced executives in the areas of corporate development, product development, marketing & sales, financing, technology development, regulatory affairs, clinical development, and quality systems. See 'Directors and Officers' for more information on the aforementioned appointments.

Late in Fiscal 2002 the Company, as part of its new strategic plan, began to establish a prominent anti-infective product development process by bringing the Company's founding technology in antimicrobial peptides to its optimal commercial potential and diversifying and expanding the Company's technology base and product pipeline through acquisitions, collaborations and in-licensing (See 'Narrative Description of the Business ' Business Strategy' and 'Recent Developments').

During the first quarter the Company's former President & CEO, Dany Hadary commenced an action against the Company alleging that the Company has certain obligations with respect to stock options that were granted to the executive, including approximately 1.2 million stock options that were recorded as forfeited by the Company during Fiscal 2001 and Fiscal 2002 (See Note 10[c][ii] page 30 of the Company's 2002 Annual Report which is incorporated by reference into this Annual Information Form).

Recent Developments (May 1, 2002 to September 16, 2002)

In May 2002, the Company entered into an option agreement for MBI 226 with Fujisawa Healthcare, Inc. ('Fujisawa') the U.S. subsidiary of Fujisawa Pharmaceutical Co., Ltd., a leading global developer and marketer of proprietary pharmaceutical products and in July 2002, Micrologix and Fujisawa entered into a Collaboration and License Agreement for the co-development and commercialization of MBI 226. See 'Development and Commercialization Partnerships'.

In May 2002, the Company acquired two preclinical anti-infective programs (lipopeptide and polyene) from IntraBiotics Pharmaceuticals, Inc. and as part of the acquisition, Micrologix entered into a license and research agreement with BioSource Pharm, Inc., a New York-based research organization specializing in the discovery and development of novel antibiotics (See 'Technology Licenses and Research Collaborations'). The financial consideration for these agreements includes a combination of up-front and near-term cash and equity components totaling US$800,000, cash and/or equity payable and valued at specified milestones totaling up to US$4.35 million for both programs (12 milestones) and a royalty on product sales typical of early stage license agreements.

In June 2002, as part of the reorganization of the TSE 300 Composite Index to the new S&P/TSE Composite Index the Company's common shares were removed from the index.

In July 2002, the Company completed its planned senior management augmentation with the hiring of two additional experienced executives in the areas of antifective research and development, operations and manufacturing. See 'Directors and Officers' for more information on the aforementioned appointments.

In September 2002, the Company acquired a broad portfolio of antiviral technologies and product candidates (see 'Technology Platforms and Drug Development Programs') formerly owned and/or being developed by Origenix Technologies Inc. In conjunction with this acquisition, Micrologix entered into a collaboration and license agreement with Hybridon, Inc. related to the Origenix antisense program for the treatment of Human Papillomavirus (See 'Technology Licenses and Research Collaborations'). The Company acquired the Origenix technologies for $500,000 pursuant to a Call for Tenders in the bankruptcy of Origenix and, in consideration of the agreement with Hybridon, will pay certain collaboration, up-front and milestone payments upon the achievement of agreed clinical objectives as well as royalties on product sales and sublicensing revenues. The collaboration, up-front and milestone payments, if achieved, would total US$5,750,000 payable to Hybridon in cash and/or equity.

NARRATIVE DESCRIPTION OF THE BUSINESS

Micrologix is engaged in the research, development and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company's focus is toward anti-infective drug development with three product candidates in human clinical studies and earlier-stage candidates in various stages of research, development, and evaluation.

The worldwide anti-infective market was a $38 billion industry in 2000 - the 3rd largest drug category (16% of global pharmaceutical sales). Current anti-infective sales growth of 10% is in-line with the overall market, with novel first-in-class anti-infective drugs expected to accelerate sales growth in the future.

Currently, there are over 250 infectious disease therapeutic products at all stages of development with the majority of products in development being antibiotics (59%), followed by antivirals (32%), and antifungals (9%). Innovative discovery platforms are expected to increase the pipeline dramatically over next five years.

Business Strategy

In October 2001, the Company initiated a strategic planning process which was completed in May 2002. Some key elements of the strategic plan are to:

' Establish a prominent anti-infective product development company. ' Bring the Company's founding technology in antimicrobial peptides to its optimal commercial potential. ' Diversify the technology base, expand the product pipeline, and grow the company through acquisitions and in-licensing. ' Form late stage strategic alliances and early stage corporate research collaborations. ' Focus in-house activities on product development strengths. ' Maintain and augment a strong financial position.

The business model of the Company is focused on developing products from the post-discovery stage (e.g., lead identification and optimization) through to late-stage clinical development. In most cases, the Company intends to license product candidates to a commercialization partner after preliminary efficacy is obtained (typically in late Phase II or early Phase III). In addition, the Company is actively pursuing earlier stage corporate research collaborations with companies where the combination of technologies, resources, and expertise can advance product candidates more effectively.

Internally, the Company focuses primarily on its strengths in research and product development. Employing internal resources in this way, the company will selectively use third party expertise to more efficiently and cost-effectively advance its non-core activities. This will enable the Micrologix research and development teams to concentrate mainly on adding and moving product candidates more effectively through this development process.

Micrologix has adopted a market driven product strategy aimed at adding candidates to its portfolio which meet targeted medical needs within the anti-bacterial, anti-viral and anti-fungal realms. The Company's latest stage product candidates (MBI 226 & MBI 594AN) are based upon antimicrobial peptides used as topical anti-infectives (see 'Drug Candidates and Clinical Development Programs'). In addition to these product candidates and other earlier stage potential applications of antimicrobial peptides, the Company's technology platforms include (see 'Technology Platforms and Drug Development Programs'):

1) an anti-viral technology for treating Human Papilloma Virus (HPV) (see 'Antisense Oligonucleotides');

2) a systemic gram positive antibiotic with activity against methicillin-resistant Staphylococcus aureus ('MRSA'), Vancomycin-resistant enterococcus ('VRE') and other important pathogens in the hospital setting (see 'Lipopeptide');

3) anti-viral technologies for treating Hepatitis B Virus (HBV), Hepatitis C Virus (HCV) and/or Human Immunodeficiency Virus (HIV)] (see 'Nucleic Acid Mimic Technology'); and

4) a non-azole, anti-fungal agent that is active against candida and other important fungal pathogens (see 'Polyene').

Product Approval Process

The production and manufacture of Micrologix's drug products, and its research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations thereto, which are enforced by the Health Canada Therapeutic Product Program (the 'TPP'). In the U.S., drugs and biological products are subject to regulation by the FDA. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of results prior to marketing products and adherence to Canadian and U.S. Good Manufacturing Practices ('GMP') during production.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the U.S. are as follows:

(a) Preclinical Studies. Preclinical studies are conducted in animals to test chemistry, pharmacology, efficacy and toxicology and to do formulation work based on in vivo results.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a product in a small number of humans (usually healthy subjects) to determine its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination.

(c) Phase II Clinical Trials. Phase II clinical trials usually involve a larger population than is required for Phase I clinical trials and are conducted to evaluate the effectiveness of a drug in patients having the disease or medical condition for which the drug is indicated. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients. Potential dosing regimens may also be evaluated during Phase II clinical trials.

(d) Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide for drug labeling.

Successful pre-clinical results (achieving potentially valuable pharmacological activity combined with an acceptably low level of toxicity) enable the manufacturer of a new drug to file an Investigational New Drug ('IND') application seeking authorization to begin clinical trials involving humans. An IND must be filed with, and accepted by, the TPP or FDA, as applicable, before each phase of human clinical trials begins. The IND must contain specified information including the results of the preclinical or clinical tests completed at the time of the IND. Test sites must demonstrate that Good Laboratory Practice ('GLP') and Good Clinical Practice ('GCP') standards have been maintained during preclinical and clinical evaluation.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented to the FDA and other regulatory authorities. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

Upon completion of all clinical trials the results are submitted to the TPP as part of a New Drug Submission ('NDS') or to the FDA as part of a New Drug Application ('NDA') to obtain approval to commence marketing the drug. If the product is considered to be a biological drug, a Biologics License Application ('BLA') is submitted to the FDA. On approval of these submissions, the FDA or TPP grants a license to market the product in the U.S. or Canada, respectively.

The TPP or FDA may require post-market surveillance programs to monitor a product's side effects. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or effectiveness problem involving an approved drug may result in TPP or FDA action requiring withdrawal of the product from the market and possible recall action.

Infectious Diseases

In 1980, infectious disease was the fifth-leading cause of death in the U.S. By 1992, it was third, behind cardiovascular disease and cancer. In North America alone, more than two million patients acquire infections each year as a result of being hospitalized, with at least 70% of these infections caused by drug-resistant bacteria. Currently, the infectious disease therapeutics pipeline includes over 250 products at all stages of development. The majority of products in development are antibiotics (59%), followed by antivirals (32%), and antifungals (9%). Innovative discovery platforms are expected to increase the pipeline dramatically over next five years.

Multi-Drug Resistant Bacteria and Hospital Acquired Infections

Multidrug-resistant bacteria are a well-documented global healthcare concern. Increasingly, many species of bacteria, which could once be treated by antibiotics, are now resistant to one or more classes of conventional antimicrobial drugs, severely limiting treatment options. Since the initial discovery and introduction of antibiotics some 60 years ago, doctors and researchers have found that bacteria are efficient in developing or acquiring mechanisms of defense. However, until recently, antibiotic resistance appeared to be a fairly minor issue. Drug manufacturers felt confident that they could alter the structure of existing drugs such as penicillins, cephalosporins and tetracyclines to develop drugs faster than bacteria were able to develop drug resistance. Unfortunately, this has not been the case. The numbers of drug-resistant bacteria are on the rise and the development of new treatment options has not kept pace.

Hospitals worldwide have become breeding grounds for some of the most deadly and powerful bacteria encountered by physicians. With the increased use of antibiotics, resistance has become more frequent, leaving healthcare professionals with ineffective therapies for bacterial infections.

Many hospital-acquired infections are caused by Staphylococcus aureus ('S. aureus'), a potentially fatal bacterium that can live for extended periods on medical devices such as intravenous lines and catheter tubes. Staphylococcal infections range from local skin infections to endocarditis (heart valve infection), osteomyelitis (bone infection), sepsis (bloodstream infection), pneumonia and surgical-site infections in hospitalized patients. Once easily treated with penicillin, by 1982, only 10% of S. aureus strains were susceptible to this antibiotic; and other antibiotics soon proved as ineffective. While methicillin was initially seen as a viable treatment option to penicillin, the proportion of MRSA has increased significantly in United States ('U.S.') hospitals from 2% in 1975 to 35% in 1996.

In the same bacterial family, methicillin-resistant S. epidermidis ('MRSE') also compromises patient health. This organism, found primarily on skin tissue, was once considered a non-threatening contaminant. Now, it has been established as a leading cause of hospital-acquired bloodstream infections. More than 80% of S. epidermidis isolates in some U.S. hospitals are methicillin resistant, and recent studies have found resistance to quinolones, cephalosporins and vancomycin. The emergence of S. epidermidis as a pathogen has been fuelled by the widespread use of catheters, prosthetic joints, valves and other invasive medical devices, and is a growing concern, particularly for immunocompromised cancer patients.

Vancomycin is often used as the antibiotic of last resort for treating multidrug resistant S. aureus and other bacterial infections. However, this powerful antibiotic is now ineffective against many enterococcal infections. VRE, for example, has developed resistance to all known antibiotics. The U.S. Centers for Disease Control and Prevention ('CDC') reported a twenty-fold increase in the percentage of hospital-acquired enterococci found to be resistant to vancomycin from January 1989 to March 1993.

Resistance to antibiotics does not appear to be confined to the hospital setting. Many experts believe that the inappropriate use and overuse of antibiotics, especially among children, is contributing to a sharp increase in drug resistant infections occurring outside the hospital. Since 1988, community-acquired MRSA infection rates in children and adults have jumped sharply. Most disturbing are recent studies showing an increase in community-acquired MRSA in children with no identified predisposing risk for contracting such an infection. In 1997, several comprehensive surveys of resistance patterns of hospital and community-acquired infections showed alarming upward trends in antibiotic resistance.

Fungal Infections

According to the Centers for Disease Control's National Nosocomial Surveillance System, the rate of hospital-associated fungal infections nearly doubled in the latest reported period. Most of this increase was the result of opportunistic infections in the growing number of people with compromised immune systems. Such infections are mainly seen in patients: infected with HIV or having AIDS; receiving chemotherapy; having undergone transplants; having debilitating diseases or severe injuries; having been hospitalized long-term or treated long-term with corticosteroids or antibacterial drugs. Currently, there are a limited number of anti-fungals available for use in such infections and the products currently on the market have serious side effects. In addition, resistance to these agents is increasing.

Viral Infections

Human Papillomavirus (HPV)

Genital Human Papillomavirus (HPV) is a sexually transmitted disease with genital warts being the most common clinical manifestation of the infection. The US Center for Disease Control has estimated that there are nearly 5.5 million new cases per year in the USA alone resulting in over 20 million active cases. The current treatment of genital warts is divided into patient applied and provider administered therapies such as excisional surgery, cryotherapy and laser therapy. These therapies are aimed at eliminating the symptomatic warts but do not eradicate the virus. Thus, the potential for recurrence and for the spread of the infection remains a challenging medical need.

Therapies for genital warts include: physician-administered ablative therapy that involve surgical removal, laser treatment or cryotherapy with liquid nitrogen, and patient-administered topical application by agents such as podophyllotoxin, trichloroacetic acid, salicyclic acid, 5-fluorouracil and Aldara. These therapies are aimed at eliminating the symptomatic warts but do not eradicate the virus. Thus the potential for reoccurrence and for the spread of infection to others still exist. An effective, non-invasive treatment for cervical cancer does not exist. Therefore, HPV infection presents a significant therapeutic challenge, and there remains an unmet need for new effective therapies to treat the disease.

Hepatitis B Virus (HBV)

Worldwide, there are approximately 350 million chronic carriers of Hepatitis B virus (HBV), of which approximately one million (1-2%) die each year from complications of the disease (including cirrhosis and hepatocellular carcinoma), making chronic HBV infection one of the 10 most common causes of death. Complications of chronic HBV infection include cirrhosis (scarring of the liver), liver failure and primary liver cancer (hepatocellular carcinoma). The acute infection results in symptoms of varying severity, including fever, malaise, and jaundice, and resolves spontaneously in most patients within 6 months. Chronic carriers may be largely asymptomatic and remain infectious and therefore constitute a pool of infectivity in the community. Other patients with chronic active hepatitis develop severe symptoms including persistent malaise and fatigue, enlarged liver and spleen, and gastrointestinal bleeding.

One of the major problems when dealing with HBV is breaking the cycle of infection. The viral infection is passed from mothers who are chronic carriers to their babies, who in turn become chronically infected. The age of infection is important in determining carrier status. Chronic infection is the norm when infections occurs in infants, but becomes less frequent with increasing age of initial infection.

HBV infection can be prevented by vaccination. Vaccination is effective, although the response decreases in older adults, and has been associated with escape mutants in young children. Although the vaccine is effective in preventing HBV infection, the existence of a large population of chronic carriers means that there is also a clear need for effective antiviral therapy.

Alpha interferon ('IFN-a') was the first effective therapeutic agent used to treat HBV. This agent is effective in eliminating hepatitis infection in 30-40% of patients, but is associated with significant toxicity. In addition, IFN-a is only effective in certain types of patients. A nucleoside analog, Lamivudine (3TC) has been approved by the FDA and is now commercially available for the treatment of HBV. A number of nucleoside analogs are currently undergoing clinical trials in different countries. While therapeutic results to date with lamivudine have been very encouraging, HBV resistance is emerging rapidly and could pose a problem in the future to monotherapy. Thus new drugs with novel mechanisms of action are needed as an alternative to or in combination with existing therapies.

Hepatitis C Virus (HCV)

Hepatitis C Virus (HCV) is the leading blood-borne infection in the United States. The U.S. Center for Disease Control and Prevention estimates that over 4.5 million Americans are infected with the hepatitis C virus. The World Health Organization and other sources estimate that at least 200 million people are infected worldwide. Hepatitis C is the leading cause of liver cancer and the primary reason for liver transplantation in many countries.

The magnitude of the HCV infection as a health problem is illustrated by the prevalence among high-risk groups. For example, 60% to 90% of hemophiliacs and more than 80% of intravenous drug abusers in western countries are chronically infected with HCV. The main sources of contamination with HCV is blood, principally through intravenous drug users where the prevalence is about 28% to 70% depending on the population studied. The proportion of new HCV infections associated with post-transfusion has been markedly reduced due to advances in diagnostic tools used to screen blood donors.

HCV replication dynamics indicate that potent combination therapy will be needed to suppress HCV replication and prevent the development of drug resistance. The only treatment currently available for HCV infection is interferon-a (IFN-a) alone or in combination with ribavirin (Rebetol). In general, only 20% to 25% of INF-treated patients have long-term responses to IFN. Different genotypes of HepC respond differently to IFN therapy, genotype 1b is more resistant to IFN therapy than type 2 and 3. Recently, the FDA approved the use of PEG-Intron (pegylated recombinant interferon), in combination with oral ribavirin for the treatment of chronic HepC patients with compensated liver disease. Based on all these observations and considerations, there is urgent need for the development of more effective antiviral therapy for HepC infection, which in all likelihood, would be administered as combination chemotherapy.

Human Immunodeficiency Virus (HIV)

Human Immunodeficiency Virus (HIV) is transmitted via bodily fluids and acts by gradually destroying the immune system of the infected person. After about 5 to 10 years (and sometimes earlier), the immune system becomes so weak that it cannot fight off infections as it used to. HIV-1 eludes host defenses by establishing covert infections and eventually causes disease through cumulative losses of immune system cells that die upon activation of viral gene expression. A large reservoir of latently infected CD4+ lymphocytes and macrophages are found throughout the lymphoid system from early to late stages of infection.

Complicating the pathogenesis of HIV-1 disease is the rapid replication of virus in acutely infected cells in lymphoreticular tissues such as lymph nodes, spleen, gut-associated lymphoid cells and macrophages. Recently, reports were issued on the rapid turnover of plasma virions and lymphocytes in HIV-1 infection (half-life approximately 2 days) and on the rate of emergence of drug-resistant virus to currently approved therapies (almost complete replacement of wild-type with drug resistant virus within 14 days). This suggests that a single-drug therapy for this virus cannot succeed and therefore a likely treatment regimen for any new drug candidate would be in combination with one or more other drugs preferably having different antiviral mechanisms of action.

Current therapies for HIV include inhibitors of viral reverse transcriptase (RT), and more recently approved protease inhibitors. RT inhibitors are usually "leaky" and allow for enough virus replication to occur so that integration takes place, or alternatively are administered too late to prevent the establishment of chronic infection. Once the virus has become integrated into the host cell DNA, the viral DNA responds to cellular signals to make copies of itself and produce viral structural proteins. Antiviral agents directed towards events in the early stages of the viral infectious cycle have little to no effect on the post-integration events. At this time, there is still a great medical need for new anti-HIV-1 agents which are either; 1) more powerful/less toxic RT or protease inhibitors or; 2) agents which inhibit the virus via mechanisms of action different from the inhibition of viral RT or protease, or 3) agents which are effective against HIV-1 strains resistant to currently approved therapies.

Technology Platforms and Drug Development Programs

Cationic Peptides

To avoid opportunistic infections, most forms of life manufacture cationic peptides ' small, positively charged molecules that kill or inhibit the growth of bacteria, fungi and protozoa. These peptides are responsible for a potent non-specific immune response that protects the host against invading micro-organisms.

Unlike conventional antibiotics, which interact with bacteria through a biochemical process, current theory and research suggests cationic peptides work on a physical level, creating holes in the bacterial cell membrane to kill the bacterium. This physical attack destroys bacteria quickly, non-specifically and efficiently, thereby making it extremely difficult for bacteria to develop resistance to antimicrobial peptides.

In addition to the Company's clinical candidates (MBI 226 and MBI 594AN ' see 'Drug Candidates and Clinical Development Programs') Micrologix is investigating how the properties of antimicrobial peptides can be exploited to develop drugs in other therapeutic areas.

The Company has entered into agreements with contract manufacturing organizations for the synthetic chemical manufacture of its peptides and the formulation of its product candidates for preclinical and clinical studies. The Company anticipates that it will continue to work with contract manufacturing organizations to meet its future preclinical, clinical and commercial needs.

Micrologix has developed and licensed recombinant DNA technologies for the possible future use in the manufacture of cationic peptides and is investigating the use of these technologies with contract manufacturers.

Lipopeptides

Micrologix acquired its Lipopeptide program in May 2002 (See 'Technology Licenses and Research Collaborations ' Intrabiotics Pharmaceuticals Inc. Asset Purchase Agreement' and 'BioSource Pharm, Inc. Collaborative Research and License Agreement'). Lipopeptides represent a family of antimicrobial agents active against aerobic and anaerobic gram-positive bacteria. As a class, these lipopeptide compounds act by interfering with the transport of precursors required to synthesize the cell membrane. There are only a limited number of products on the market or in clinical trials for problematic gram-positive infections. At the time of acquisition several potential leads had been identified, with basic in vivo efficacy and preliminary toxicity studies completed. Micrologix is working in collaboration with BioSource Pharm, Inc. in the development of its lipopeptide drug candidates.

Polyenes

Micrologix acquired its Polyene macrolide program in May 2002 (See 'Technology Licenses and Research Collaborations ' Intrabiotics Pharmaceuticals Inc. Asset Purchase Agreement' and 'BioSource Pharm, Inc. Collaborative Research and License Agreement'). This program is focused on developing proprietary antifungals with improved safety over that of Amphotericin B. Specifically, the goal is to develop an intravenous agent that is active against a broad spectrum of fungi including Candida spp. and Aspergillus spp. A major distinguishable feature of these polyene compounds is their potentially enhanced solubility, which in concert with an improved therapeutic index, could allow the possibility of developing an anti-fungal product that will be more cost effective than liposomal formulations of Amphotericin B. The Company is currently establishing its development plans for this program.

Antisense Technology Micrologix acquired the antisense technology in September 2002 through a license and collaboration agreement with Hybridon, Inc. (See 'Technology Licenses and Research collaborations ' Hybridon Inc Collaboration and License Agreement'). Concurrently the Company acquired a Phase I product candidate (see 'Drug Candidates and Clinical Development Programs ' Human Papillomavirus') as part of the Origenix Technologies Inc. antiviral technologies (see 'Recent Developments'). The Company is currently establishing its development plans for this program.

The heart, brain, liver and other organs in the human body function together to support life. Each microscopic cell within these organs produces proteins that affect how that cell functions within the organ, and ultimately how efficiently each organ functions within the body.

A synthetic DNA molecule with a sequence exactly complementary to the sense sequence of the messenger RNA of a specific gene can bind to and inhibit the function of that messenger RNA. This exact complement of the sense messenger RNA sequence is referred to as an 'antisense' sequence. By inhibiting the function of the relevant messenger RNA, it is possible to decrease or eliminate the production of disease-causing or disease-supporting proteins. Moreover, the nucleotide sequence of an antisense synthetic DNA complementary to its target sequence on the messenger RNA can be designed in a manner such that the antisense synthetic DNA forms a large number of bonds at the target site, typically 30 or more, as compared to as few as two to three bonds for conventional drugs. This allows it to form a strong bond with the messenger RNA.

Antisense drug development technology involves the design and synthesis of synthetic DNA to bind and inhibit the activity of messenger RNA which codes for the production of disease-associated proteins. Many believe that drugs based on antisense technology may be more effective and cause fewer side effects than conventional drugs because antisense drugs are designed to intervene in a highly specific fashion in the production of proteins, rather than after the proteins are made.

Nucleic Acid Mimic Technology

Micrologix acquired the nucleic acid mimic technology in September 2002 (See 'Recent Developments') from the trustee in the bankruptcy of Origenix Technologies Inc. Origenix had developed a unique, integrated technology platform for molecular discovery by using nucleic acid chemistry in conjunction with organic, computational, and medicinal chemistry. The rationale is that nucleic acids, such as DNA and RNA, are the fundamental building blocks of life and the molecular recognition between DNA, RNA, and protein forms the foundation for cellular function. The exquisite specificity and selectivity of such molecular recognition is based on both complementary attributes in shape, and binding interactions. The molecular discovery strategy was to engineer molecules that mimic this molecular recognition paradigm. The Company is currently establishing its development plans for this program.

Hepatitis C Virus (HCV) Assay Technology

Micrologix acquired a Hepatitis C virus (HCV) Assay technology in September 2002 (See 'Recent Developments') from the trustee in the bankruptcy of Origenix Technologies Inc. Origenix had been developing a novel, cell-based viral replication assay for the purpose of efficiently screening potential compounds against HCV. There are currently no known cell-based assays available for screening new drug candidates against HCV. The Company is currently establishing its development plans for this program.

Drug Candidates and Clinical Development Programs

Micrologix is making a concerted effort to develop drug candidates that the Company believes present viable market opportunities. The Company is currently engaged in the preclinical and clinical development of drug candidates in the following areas:

Central Venous Catheter-Related Bloodstream Infections

Overview

In December 1998, Micrologix was cleared by the FDA to begin Phase I clinical trials in the US of MBI 226. This compound is being investigated for use in the prevention of bloodstream infections in patients who undergo central venous catheterization.

Bloodstream infections resulting from intravenous catheters are a serious medical problem. In the US, more than five million central venous catheters ('CVC') are sold annually. It is estimated that a vascular catheter-related bloodstream infection develops in approximately 400,000 patients in US hospitals each year. On average, patients with bloodstream infections spend an additional 6.5 days in intensive care at an average cost of approximately US$29,000 per survivor. The associated mortality rate is high: up to 70,000 patients die annually from catheter-related bloodstream infections.

The vast majority of CVC-related bloodstream infections result from sequential events whereby bacteria or fungi, which colonize the skin around the catheter insertion site, migrate down the catheter tract to colonize the implanted portion of the device. Once colonized, bacteria and/or fungi break away from the catheter, seeding into the blood and causing subsequent bloodstream infections.

Stage of Development

Micrologix is initially pursing marketing approval for MBI 226 in the US. Following completion of Phase I in April 1999, the FDA granted fast track designation to MBI 226, for the prevention of CVC-related bloodstream infections. The fast track process was authorized by The Food and Drug Administration Modernization Act of 1997 and is designed to facilitate the development and expedite the review of new drugs or biologicals that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

MBI 226 is in a Phase III trial. Micrologix, in partnership with Fujisawa Healthcare, Inc., is pursuing a strategy to file a NDA based on one pivotal Phase III study after having received FDA fast-track designation for MBI 226. Normally, at least two pivotal Phase III studies are required as part of a New Drug Application ('NDA') to obtain marketing approval in the United States for a new drug. The filing of a NDA for MBI 226 is dependent upon a number of factors, including, but not limited to, positive results from the current Phase III study; successful completion of the validation and scale up of manufacturing operations; decisions of the Micrologix-Fujisawa Joint Development Management Committee ('JDMC'); and discussions with the FDA preceding the NDA submission.

Phase I

The Phase I clinical trial was a randomized, double-blind, placebo-controlled study in 18 healthy volunteers. In the safety portion, either MBI 226 or a placebo was topically applied daily for five days at the insertion site of intravenous catheters in 12 subjects. MBI 226 was found to be safe, non-irritating, and well tolerated. No drug related adverse effects were noted. Moreover, there was no evidence of systemic absorption of MBI 226 as no product was detected in the blood. Finally, MBI 226 did not produce an immune response when the subjects were exposed to the drug after a 14-day period where no drug was applied.

In the efficacy portion of the Phase I clinical trial, the antimicrobial activity of MBI 226 was compared to a placebo control in six healthy volunteers. The goal was to assess, over a period of three days, the effect of a single application of MBI 226 or placebo on the bacteria and fungi normally found on human skin. MBI 226 reduced the number of micro-organisms on the skin by more than 99.9% compared to the placebo control. This level of killing and suppression of regrowth was maintained for three days which is considered significant, because in clinical practice, physicians do not routinely change the dressings on intravenous catheters more often than once every two to three days. Thus, the Company believes it should be relatively straightforward to incorporate the use of MBI 226 into current clinical practice without the need to change normal treatment routines.

The design of the Phase I clinical trial also allowed a preliminary assessment of the effectiveness of MBI 226 in preventing the growth (or colonization) of bacteria and fungi on the surfaces of implanted intravenous catheters, particularly those surfaces that had been in contact with the subject's blood. After the safety study, the catheters were tested for bacterial and fungal growth. Micro-organisms colonized the intravenous catheters of 83% of the subjects in the placebo control group (five of six subjects). In contrast, no colonization was detected on the catheters removed from all six subjects treated with MBI 226.

Phase II

In September 1999, Micrologix commenced a two-part U.S. Phase II clinical trial as part of the fast track development program. The trial was completed successfully in January, 2000. The Phase II study was designed to substantiate the safety of MBI 226.

In the first part of the Phase II trial, the potential for MBI 226 to elicit an immune response was evaluated in 201 healthy subjects. Each subject was exposed to MBI 226 every second day for a total of 10 applications (the 'Induction Phase'). Following a 14-day period where no drug was applied, each subject was challenged with MBI 226 (the 'Challenge Phase'). During the Induction Phase, MBI 226 caused minimal irritation ' a level that was similar to the irritation caused by distilled water, which served as a negative control. During the Challenge Phase, no sensitization (immune) reaction to MBI 226 was seen. In contrast, the positive control caused sensitization in 2% of subjects, which is in line with expected outcomes.

In the second part of the Phase II trial, the cumulative irritation potential and degree of systemic absorption of MBI 226 were assessed in 37 healthy subjects. Following repeated daily exposure to MBI 226 for 14 days, the cumulative irritation was less than that caused by the negative control, distilled water. In addition, no trace of MBI 226 was detected in blood samples taken from these subjects during the study. Based on those results, the Company has concluded that MBI 226 does not cause skin irritation and does not result in systemic absorption following topical application.

These Phase II results confirmed the safety data obtained in Phase I and further expanded the database demonstrating that MBI 226 is safe and well tolerated by humans.

Phase III

In September 2000, Micrologix initiated patient recruitment in a randomized, blinded, multicenter pivotal Phase III study. The original protocol of the study was designed to enroll 1000 patients. The Company's original plan, however, was to potentially enroll up to 1,500 patients into the trial throughout the US, based on results of an interim analysis. It was later decided that an interim analysis would not be conducted, therefore, the original protocol enrollment target of 1000 patients was maintained.

The objective of the Phase III trial is to demonstrate that MBI 226 administered at CVC insertion sites prevents bacterial and fungal bloodstream infections and reduces or eliminates microbial colonization of these catheters. The study is a blinded, randomized study comparing MBI 226 to povidone-iodine (the standard of care in the US).

In December 2001, the Company entered into preliminary discussions with Fujisawa Healthcare, Inc. ('Fujisawa'). As part of the discussions, a revised plan to continue enrollment was established. Enrollment in the study reached approximately 1,100 patients as of April 30, 2002 with the revised plan being initially to stop enrollment at between 1,100 and 1,200 patients. In May 2002 the Company entered into an option agreement for the exclusive negotiation of a definitive license agreement with Fujisawa for MBI 226 (See 'Development and Commercialization Partnerships'). Micrologix received a US$1 million payment to be used during the exclusive negotiation period to continue enrolling patients in the Phase III study and to recruit additional clinical sites. Pursuant to these negotiations, in July 2002 Micrologix completed a Collaboration and License Agreement for the co-development and commercialization of MBI 226 with Fujisawa.

As part of the agreement with Fujisawa a Joint Development Management Committee ('JDMC') was established with representation from both organizations to oversee and guide the future development of MBI 226. Based on decisions of the JDMC, enrollment in the trial is now planned to be completed in the first quarter of calendar 2003 (where enrollment is estimated to be up to approximately 1400 patients) with results from the trial therefore expected during the third quarter of calendar 2003.

Acne

Overview

In January 2000, Micrologix initiated Phase I clinical trials in the US to evaluate the safety and antimicrobial activity of MBI 594AN, a new drug candidate from the Company's Bactolysin series of compounds for the treatment of acne.

Acne is the most common inflammatory skin disease of adolescence and early adulthood, with nearly 20% of all visits to dermatologists related to its evaluation and treatment. It is estimated that approximately 45 million Americans are affected by acne, with the US market for anti-acne prescription drugs expected to approach approximately US$1.2 billion by 2002. While not life-threatening, the characteristic papules, nodules and pustules of acne can persist for years and have serious adverse psychosocial effects, including depression and withdrawal from society.

The most important bacterium associated with acne is Propionibacterium acnes ('P. acnes'), with secondary infection due to S. aureus and Staphylococcus epidermidis. For more than 30 years, antibiotic drugs have been used extensively for the treatment of acne. They are believed to exert their therapeutic effect by reducing the population of P. acnes and its mediators of inflammation, as well as by producing a direct anti-inflammatory effect in the case of certain antibiotics. The primary concern over the use of antibiotics for treating acne is the emergence of resistant organisms. Published studies indicate that the overall incidence of antibiotic-resistant P. acnes has increased from 20% in 1978 to 62% in 1996. Topical and systemic retinoids (derivatives of Vitamin A) have recently entered clinical practice as a treatment for moderate to severe acne, however, the FDA has recently expressed concern over the side effects associated with oral retinoid drugs used to treat acne.

Stage of Development

Micrologix is initially pursing marketing approval for MBI 594AN in the US and a proof of concept Phase II clinical trial was completed successfully in November 2001. An important part of the development of any new drug candidate from both regulatory and business perspectives is proper dosing. This normally occurs in Phase II studies. Based on this fact, along with the data generated on this product candidate to date, the next clinical trial for MBI 594AN is planned to commence in the first half of calendar 2003 and is anticipated to be a Phase IIb trial that would be dose-ranging, powered for statistical significance and conform to the standard acne trial treatment period of 12 weeks.

Generally, to obtain approval to market a new acne product, the FDA requires two pivotal Phase III trials and a long-term (two year) in vivo carcinogenicity study. Additionally, such issues as proper product formulation, appropriate cost of goods and compliance with Good Manufacturing Practices (GMPs) must also be addressed. These issues are not insignificant and could impact on the development and commercial feasibility of MBI 594AN. The Company is investigating and refining its strategy to address these issues.

Phase I

In January 2000, Micrologix initiated Phase I clinical trials in the US to evaluate the safety and antimicrobial activity of MBI 594AN, a new drug product from the Company's Bactolysin (antimicrobial peptide) series of compounds for the treatment of acne. The Phase I trial, which was completed in June,2000 included: (a) an open-label study to determine the safety and tolerability of MBI 594AN when applied topically to 20 acne patients; and (b) a randomized, double-blind, placebo-controlled trial to assess the antimicrobial effect of MBI 594AN when applied topically to 36 healthy volunteers colonized with P. acnes. The results from these two studies demonstrated that MBI 594AN is safe, non-irritating and well tolerated. In addition, MBI 594AN was not absorbed into the blood and all clinical chemistry and hematology test results were normal. Moreover, MBI 594AN showed effectiveness in reducing P. acnes skin colonization with no resistance occurring in any of the clinical isolates collected during the course of the trial.

Phase II

Micrologix initiated a US Phase II clinical trial of MBI 594AN in November 2000. The Phase II trial was a randomized, double-blind study in 75 acne patients, with twice-daily dosing over a six-week period, using either one of two formulations of MBI 594AN (2.5% and 5%) or the product's alcohol-based vehicle alone ('placebo'). The trial was designed to provide an indication of efficacy (proof of concept) and to assess safety and tolerability, without being powered for statistical significance. In summary, the data showed:

o 32 percent reduction in total acne lesion counts (inflammatory and non-inflammatory lesions combined) in MBI 594AN treated groups compared with 14 percent reduction for the placebo. This result was statistically significant, in spite of the small study size. o 39 percent reduction in inflammatory acne lesion counts in MBI 594AN treated groups compared with 21 percent for the placebo group. o over twice the improvement in non-inflammatory lesion reduction, with a 25 percent improvement in MBI 594AN treated groups, compared with only 10 percent for placebo treated subjects. o a good to excellent improvement was seen in 41% of patients treated with MBI 594AN compared with 32% for the placebo group. o no discernible dose response: the 2.5% treatment group performed equal or superior to the 5% treatment group. o safe & well tolerated: there were no serious drug-related adverse events. Dryness of the skin was reported as the most common side effect, which occurred in all groups.

Due to the anti-inflammatory properties of MBI 594AN, it is to be expected that the reduction in inflammatory lesions would be greater than the reduction in non-inflammatory lesions as seen in this study. Furthermore, the MBI 594AN treated groups showed a reduction in all three categories of the acne lesion analysis (i.e. inflammatory, non-inflammatory and total). This is a key result since the US FDA requires an improvement in at least two of these three categories for approval of new acne therapies. In addition, regarding the Physician's Global Assessment, another analysis required for approval, there was a positive trend in the overall evaluation. Lastly, these reductions in acne lesion counts and improvement in Physician's Global Assessment were obtained over a relatively short treatment course of 6 weeks. In later stage acne clinical trials, including pivotal Phase III trials, the treatment course is typically 12 weeks.

Human Papillomavirus (HPV)

Micrologix recently acquired Origenix Technologies Inc.'s HPV product candidate known as ORI-1001 (see 'Recent Developments'). ORI-1001 is an investigational antisense drug, formulated as a gel for topical application targeting the E1 region of HPV-induced genital warts. Activity was evaluated in vitro and in vivo where ORI-1001 was shown to be effective against genital wart growth in two different animal models using human xenografts infected tissue with HPV 11 and/or 6. A topical formulation was developed and shown to deliver ORI-1001 into the epidermis, the target tissue. An IND (investigational new drug) application was filed with the US FDA in July 2001. Phase I ' A Phase I clinical safety study was initiated in September 2001 in the US in collaboration with Dr. Karl Beutner, a dermatologist and recognized HPV expert. ' The Phase I clinical study was a placebo-controlled study designed to evaluate the safety of RI-1001 Gel in 30 human volunteers during 7 days of cutaneous application. ' Results indicated that the formulated ORI-1001 gel does not cause irritation in healthy volunteers.

Development and Commercialization Partnerships

Fujisawa Healthcare, Inc. Collaboration and License Agreement

In May 2002 the Company entered into an option agreement for the exclusive negotiation of a definitive license agreement for MBI 226 with Fujisawa Healthcare Inc. ('Fujisawa') the US subsidiary of Fujisawa Pharmaceutical Co., Ltd., a leading global developer and marketer of proprietary pharmaceutical products. Micrologix received a US$1 million payment to be used during the exclusive negotiation period to continue enrolling patients in the Phase III study (see 'Drug Candidates and Clinical Development Programs ' Central Venous Catheter-Related Bloodstream Infections') and to recruit additional clinical sites. Pursuant to these negotiations, in July 2002 Micrologix completed a Collaboration and License Agreement for the co-development and commercialization of MBI 226 with Fujisawa. Under the terms of the agreement:

o Fujisawa has exclusive rights to market and sell the product in the US, Canada, and Mexico. o Micrologix will receive up to US$20 million in milestone payments, as well as a royalty of 20% on sales of the product. o Fujisawa will fund 100% of remaining development costs and will assume responsibility for the manufacturing of MBI 226. o Micrologix received a US$1 million upfront payment o A joint development management committee was established with representation from both organizations to oversee and guide the future development of MBI 226.

Unless otherwise terminated, the agreement is to remain in effect, on a country by country basis, until the greater of ten years from first commercial sale in each country or the expiry of the last valid patent claim in respect of the licensed technology in the country.

Technology Licenses and Research Collaborations

Micrologix has technology licenses, research collaborations and/or other technology development and commercialization commitments with BioSource Pharm, Inc. ('BioSource'), Hybridon, Inc ('Hybridon'), IntraBiotics Pharmaceuticals, Inc. ('Intrabiotics'), the University of British Columbia ('UBC'), and the University of Victoria ('UVIC').

BioSource Pharm, Inc. Collaborative Research and License Agreement

On May 20, 2002, pursuant to the Asset Purchase Agreement with IntraBiotics (see 'Intrabiotics Pharmaceuticals, Inc Asset Purchase Agreement' below), Micrologix entered into a research collaboration and license agreement with BioSource for the discovery and development of polyene and amphomycin-related (lipopeptide) compounds. Consideration under the terms of the agreement includes cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales. The equity component includes 1,000,000 Series B preferred shares which are at the Company's option are either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share upon the achievement of specified drug development milestones if any are achieved in the polyene and/or lipopeptide programs.

Pursuant to the agreement the Company is also funding a one-year research and development work plan which may be extended by mutual agreement for additional one-year periods.

Unless otherwise terminated, the agreement is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

Hybridon, Inc. Collaboration and License Agreement

In September 2002, the Company acquired a broad portfolio of antiviral technologies and product candidates formerly owned and/or being developed by Origenix Technologies Inc. Concurrent with this acquisition, the Company entered into a Collaboration and License Agreement with Hybridon Inc. to develop an antisense drug candidate for the treatment of Human Papillomavirus (HPV) (see 'Drug Candidates and Clinical Development Programs'). Under the agreement, Hybridon has licensed to Micrologix the exclusive worldwide rights to a family of patents covering a number of antisense oligonucleotides targeted to the HPV genome. In addition, Hybridon licensed to Micrologix, on a non-exclusive basis, rights to a portfolio of antisense chemistries owned or licensed by Hybridon. In consideration for the Collaboration and License Agreement, the Company will pay Hybridon certain collaboration, up-front and milestone payments upon the achievement of agreed clinical objectives as well as royalties on product sales and sublicensing revenues. The collaboration, up-front and milestone payments, if achieved, would total US$5,750,000 in cash and/or equity. The Company will also assume responsibility for the development costs of the drug candidate.

Unless otherwise terminated, the agreement is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

IntraBiotics Pharmaceuticals, Inc. Asset Purchase Agreement

Effective May 20, 2002, Micrologix acquired certain assets related to polyene and amphomycin-related (lipopeptide) compounds from IntraBiotics. As consideration for the assets acquired, Micrologix made an up-front payment of US$400,000. Further consideration under the terms of the agreement includes cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales. The equity component includes 750,000 Series A preferred shares are at the Company's option either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. The Company is obligated to redeem or convert 400,000 Series A preferred shares on September 20, 2002 with the remaining 350,000 Series A to be redeemed or converted from time to time upon the achievement of specified drug development milestones if any are achieved in the polyene and/or the lipopeptide programs.

Unless otherwise terminated, the agreement is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

University of British Columbia License Agreement

Effective April 28, 1993, Micrologix and UBC entered into a license agreement under which Micrologix acquired the exclusive worldwide rights to a recombinant process for the production of cationic antimicrobial peptides and several synthetic antimicrobial peptides developed at UBC. This agreement was replaced by a second license agreement entered into on October 19, 1995 (the 'UBC License').

Pursuant to the UBC License, Micrologix agreed to fund research at UBC for a period of five years and to pay to UBC royalties from sales of products licensed pursuant to the agreement. In addition to the patent applications in existence at the time of the signing of the UBC License, Micrologix acquired the rights to any future technology developed by UBC pursuant to research funded by the Company, provided the Company pays all costs associated with patenting of the technologies.

Unless otherwise terminated, the UBC License is to remain in effect until the later of the expiration of the last to expire of any patents issued in respect of the licensed technology and 25 years from October 19, 1995.

University of Victoria Innovation and Development Corporation License Agreement

Effective March 14, 1997, Micrologix entered into a license agreement with UVIC (the 'UVIC License'). Pursuant to this agreement, Micrologix acquired the worldwide rights to a patent application covering a method for increasing the efficiency of expression of cationic antimicrobial peptides in bacteria. Micrologix is not required to pay royalties to UVIC. Unless otherwise terminated, the UVIC License remains in effect until the later of the expiry of the 20-year term and the expiration of the last patent registered in respect of the licensed technology.

Harbour-UCLA Development and License Agreement

Subsequent to April 30, 2002 the Company terminated a development and license agreement with Harbor-UCLA Research and Education Institute ('REI') that was entered into effective June 1, 2000. This agreement provided Micrologix with the exclusive worldwide rights to REI patents in the area of antimicrobial peptides designed from platelet proteins for use in pharmaceutical and certain other applications. Pursuant to the agreement, Micrologix and REI also entered into a three-year development collaboration related to the discovery, design and optimization of novel platelet-derived compounds for the treatment of infectious diseases and other applications. Pursuant to the agreement to terminate this collaboration and license Micrologix is entitled to reimbursement of certain costs upon REI relicensing the technology to another party.

Intellectual Property

Micrologix regards patent and other proprietary technology rights as one of the key components upon which to build a successful anti-infective development company and therefore the Company files patent applications to protect its proprietary discoveries. As of April 30, 2002 Micrologix holds the rights to 27 patents or patent applications in the United States relating to its technology platforms and drug development programs, as well as foreign counterparts for most of these patents and patent applications.

As with the patent positions of other pharmaceutical and biotechnology firms, Micrologix does not know whether its patent applications will result in the issuance of patents or, for patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated by others.

In addition to the patent strategy outlined above, Micrologix also relies upon trade secrets, know-how and continuing technological innovations to develop and maintain its competitive position. It is the Company's policy to require employees, consultants, members of the Clinical Advisory Board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration with the Company. These agreements provide that all confidential information developed or made known during the course of these relationships are to be kept confidential. In the case of the Company's employees, agreements are in place providing that all inventions resulting from work performed utilizing the Company's property or relating to the business of the Company and conceived or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

Competition

Micrologix is focussed on the research and development of drugs focused on the treatment or prevention of a number of infectious diseases:

CVC-related Bloodstream Infections

Few therapeutic options are currently available for CVC-related infections. Povidone-iodine (Betadine Skin Cleanser/Ointment) is currently the most widely used antiseptic in the US for cleansing catheter insertion sites. Chlorhexidine is another commonly used cleansing agent. It has not been heavily promoted and has demonstrated low market adoption in the US to date (contained in Hibiclens Antimicrobial Skin Cleanser and BioPatch antimicrobrial dressings). In several studies, Chlorhexidine reduced the incidence of microbial colonization of catheters significantly in comparison to Povidone-iodine. However, according to FDA Public Health Notices, chlorhexidine has the potential for causing serious hypersensitivity reactions. Antimicrobial-bonded catheters (such as Bio-Guard Spectrum Bonded Catheters and Arrowguard Blue Bonded Catheters) are being used more frequently. However, issues surrounding systemic absorption and toxicity exist with these bonded catheters.

Acne

Prescription drugs for acne treatment or prevention fall into three general categories: antibiotics, retinoids, and drugs that effect hormone levels. Some significant problems exist with these treatment options. Antibiotics are no longer as successful as they once were as Propionibacterium acnes (p. acnes), the bacterium most commonly associated with acne, has developed resistance to many antibiotics. Systemic retinoids may cause frequent and severe side effects, from birth defects to psychological disorders. Whereas hormonal therapies, useful only in women and adolescent girls, are merely suppressive and associated with frequent side effects.

Hospital Acquired Bacterial Infections

There are only a limited number of products on the market and in clinical trials for serious gram-positive infections. Key success factors for drugs in development will be: a novel mechanism of action; bacteriocidal as opposed to bacteriostatic activity; broad gram-positive coverage including MRSA, VRE, and VISA/VRSA; low side effects; and once a day dosing.

The most advanced product in clinical trials is Cubist's Cidecin (Daptomycin). The Micrologix lipopeptide technology for serious gram-positive bacterial infections could offer advantages over Cidecin including being inherently less toxic (Daptomycin is known to cause chronic muscle toxicity), having improved stability and ease of synthesis, as well as favourable pharmacoeconomics.

Fungal Infections

Micrologix' polyene program is focused on developing proprietary antifungals with improved safety over that of Amphotericin B. Specifically, the goal is to develop a, systemic, intravenous agent that is active against a broad spectrum of fungi. Micrologix is targeting the development of leads that overcome the dose-limiting toxicities of Amphotericin B that include nephrotoxicity, infusional fever and neural toxicity.

The toxicity problems of Amphotericin B have, to some extent, been alleviated by the introduction of lipid-based Amphotericin products. Polyene macrolides are generally used solely for hospital treatment of fungal infections. The most successful product in this category is The Liposome Company's Abelcet (liposomal Amphotericin).

Viral Infections

HPV

Current therapies for genital warts include; ablative therapy that involve surgical removal, laser treatment or cryotherapy with liquid nitrogen, and topical application by agents such as podophyllotoxin, trichloroacetic acid, salicyclic acid, 5-fluorouracil and aldara. These therapies are aimed at eliminating the symptomatic warts but do not eradicate the virus. Thus the potential for reoccurrence and for the spread of infection to others still exist. An effective, non-invasive treatment for cervical cancer does not exist. Therefore, HPV infection presents a significant therapeutic challenge, and there remains an unmet need for new effective therapies to treat the disease.

HBV

HBV infection can be prevented by vaccination. Vaccination is effective, although the response decreases in older adults, and has been associated with escape mutants in young children. Although the vaccine is effective in preventing HBV infection, the existence of a large population of chronic carriers means that there is also a clear need for effective antiviral therapy.

Alpha interferon was the first effective therapeutic agent used to treat HBV. This agent is effective in eliminating hepatitis infection in 30-40% of patients, but is associated with significant toxicity. In addition, IFN-a is only effective in certain types of patients. A nucleoside analog, Lamivudine (3TC) has been approved by the FDA and is now commercially available for the treatment of HBV. A number of nucleoside analogs are currently undergoing clinical trials in different countries. While therapeutic results to date with lamivudine have been very encouraging, HBV resistance is rapidly emerging and could pose a problem in the future to monotherapy. Thus new drugs with novel mechanisms of action are needed as an alternative to or in combination with existing therapies.

HCV

The only treatment currently available for HCV infection is interferon-a (IFN-a) alone or in combination with ribavirin (Rebetol). In general, only 20% to 25% of INF-treated patients have long-term responses to IFN. Different genotypes of HepC respond differently to IFN therapy, genotype 1b is more resistant to IFN therapy than type 2 and 3. Recently, the FDA approved the use of PEG-Intron (pegylated recombinant interferon), in combination with oral ribavirin for the treatment of chronic HepC patients with compensated liver disease. Based on all these observations and considerations, there is urgent need for the development of more effective antiviral therapy for HepC infection, which in all likelihood, would be administered as combination chemotherapy

HIV

Current therapies for HIV include inhibitors of viral reverse transcriptase (RT), and more recently approved protease inhibitors. RT inhibitors are usually "leaky" and allow for enough virus replication to occur so that integration takes place, or alternatively are administered too late to prevent the establishment of chronic infection. Once the virus has become integrated into the host cell DNA, the viral DNA responds to cellular signals to make copies of itself and produce viral structural proteins. Antiviral agents directed towards events in the early stages of the viral infectious cycle have little to no effect on the post-integration events. At this time, there is still a great medical need for new anti-HIV-1 agents which are either; 1) more powerful/less toxic RT or protease inhibitors or; 2) agents which inhibit the virus via mechanisms of action different from the inhibition of viral RT or protease, or 3) agents which are effective against HIV-1 strains resistant to currently approved therapies.

Competition in the pharmaceutical industry is based on drug safety, efficacy, ease of use, patient compliance, price, marketing and distribution. The commercial success of Micrologix will depend on its ability, and the ability of its partner(s), if any, to compete effectively in all these areas. There can be no assurance that the Company's competitors will not succeed in developing products which are more effective than any that are being developed by Micrologix, or which would render the Company's technologies and products obsolete and noncompetitive. See 'Risk Factors'.

Human Resources

As of April 30, 2002, the Company employed 49 persons full time, 41 of whom hold advanced degrees in science, medicine, engineering or business, including 21 who hold Ph.D., M.D. and/or Master degrees. Of the Company's total work force, 35 employees are engaged in or directly support research, development, clinical, medical affairs, regulatory and manufacturing activities and 14 are engaged in business development, corporate development, finance, human resource, investor relations, operations and administrative activities. All employees execute confidentiality agreements and assignment of intellectual property rights with the Company. To supplement its in-house expertise, Micrologix retains consultants in a number of areas, including medicine, clinical and regulatory affairs, manufacturing, marketing and investor relations.

Facilities

The Company's leased laboratory and executive office facilities consist of approximately 20,000 sq. ft. and are located in the B.C. Research Building, 3650 Wesbrook Mall, Vancouver, B.C. The Company moved into these facilities in May, 1995 under a five-year lease agreement which has been extended for an additional three years to May 14, 2003. The Company has a further option to extend the lease for an additional two-year term contingent upon the Company's landlord extending its lease. The Company considers its leased premises adequate for its current needs. Risk Factors

In addition to the other information contained in this Annual Information Form, the following factors should be considered in evaluating the business and prospects of the Company:

Uncertainties Related to Early Stage of Development

The Company is at an early stage of development and has not completed the development of any commercial products, and accordingly has not begun to market or generate revenues from sales of the products it is developing. The Company's product candidates will require significant additional investment in research and development and clinical trials prior to commercialization. A commitment of substantial resources to conduct time-consuming research and clinical trials will be required for the Company to complete the development of its product candidates. There can be no assurance that any of Micrologix's product candidates will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or that the investment made in such product candidates will be recouped through sales or related royalties. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Company will receive revenues from commercial sales of such products. There can be no assurance that the Company will ever achieve profitability. As a result, an investment in the common shares of Micrologix involves a high degree of risk and should be considered only by those persons who can afford a total loss of their investment.

Dependence on and Management of Corporate Collaborations

The success of the Company's business strategy is largely dependent on its ability to enter into and to manage effectively corporate collaborations. The Company is currently seeking additional corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Company's products or the generation of significant revenues.

Because the Company enters into research and development collaborations at various stages of product development, the Company's success is highly reliant upon the performance of its corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Company, and there can be no assurance that any of the Company's corporate collaborators, if any, will commit sufficient resources to the Company's research and development programs or the commercialization of its products. There can be no assurance that the Company's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Company's corporate collaborators, if any, will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company, or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success or the Company's business is largely dependent upon its ability to enter into corporate collaborations and to manage effectively issues that arise from such collaborations, management of these relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources. There can be no assurance that the Company will be able to simultaneously manage a number of corporate collaborations.

Dependence on Proprietary Technology and Uncertainty of Patent Protection

The Company's success will depend in part on its ability and that of its corporate collaborators, if any, to obtain and enforce their respective patents and maintain trade secrets, both in the United States and in other countries. The Company has filed its own patent applications and has licensed issued patents and patent applications from several unrelated parties. See 'Technology Licenses and Research Collaborations'. There can be no assurance that the Company, its corporate collaborators or its licensors have or will develop or obtain rights to products or processes that are patentable, that patents will issue from any of the pending applications owned or licensed by the Company or its corporate collaborators, that any claims allowed will issue, or in the event of issuance, will be sufficient to protect the technology owned by or licensed to the Company or its corporate collaborators. There can also be no assurance that the Company's owned or licensed patents or future patent applications or any collaborators' current patents, or patents that issue on future applications, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages. Patent applications in the United States are maintained in secrecy until patents issue, patent applications in certain foreign countries are not generally published until many months or years after they are filed, and the publication of technological developments in the scientific and patent literature often occurs long after the date of such developments. Accordingly, the Company cannot be certain that it or its licensor was the first to invent the subject matter covered by any patent application or that it or its licensor was the first to file a patent application for any such invention.

Patent law relating to the scope and enforceability of claims in the fields in which the Company operates is still evolving. The patent positions of biotechnology and biopharmaceutical companies, including the Company, are highly uncertain and involve complex legal and technical questions for which legal principles are not firmly established. The degree of future protection for the Company's proprietary rights, therefore, is highly uncertain. In this regard there can be no assurance that patents will issue from any of the pending patent applications. In addition, there may be issued patents and pending applications owned by others directed to technologies relevant to the Company's or its corporate collaborators' research, development and commercialization efforts. There can be no assurance that the Company's or its corporate collaborators' technology can be developed and commercialized without a license to such patents or that such patent applications will not be granted priority over patent applications filed by the Company or one of its corporate collaborators.

The commercial success of the Company depends significantly on its ability to operate without infringing the patents and proprietary rights of third parties, and there can be no assurance that the Company's and its corporate collaborators' technologies and products do not or will not infringe the patents or proprietary rights of others. The Company is unable to determine the patents or patent applications that may materially affect the Company's or its corporate collaborators' ability to make, use or sell any products. The existence of third party patent applications and patents could significantly reduce the coverage of the patents owned or licensed to the Company or its corporate collaborators and limit the ability of the Company or its corporate collaborators to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, the Company or its corporate collaborators may be enjoined from pursuing research, development or commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology and products. There can be no assurance that the Company or its corporate collaborators will not be so enjoined or will be able to obtain any license to the patents, technologies and products of third parties on acceptable terms, if at all, or will be able to obtain or develop alternative technologies.

There can be no assurance that third parties will not independently develop similar or alternative technologies to those of the Company, duplicate any of the technologies of the Company, its corporate collaborators or its licensors, or design around the patented technologies developed by the Company, its corporate collaborators or its licensors. The occurrence of any of these events would have a material adverse effect on the Company's business, financial condition and results of operations.

Litigation may also be necessary to enforce patents issued or licensed to the Company or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Company participates in patent suits brought against or initiated by its corporate collaborators or if the Company initiates such suits, and there can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance that the Company or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company also relies on trade secrets and proprietary know-how, especially in circumstances in which patent protection is not believed to be appropriate or obtainable. The Company attempts to protect its proprietary technology in part by confidentiality agreements with its employees, consultants, and advisors and collaborators. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by its competitors, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth

The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its scientific, operational, financial and management information systems and to expand the number of, and to train, manage and motivate, its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product and business development without a corresponding increase in the Company's scientific, operational, financial and management information systems could have a material adverse effect on the Company's performance. The failure of the Company's management team to effectively manage growth could have a material adverse effect on the Company's business, financial condition and results of operations.

History of Operating Losses; Accumulated Deficit

The Company has experienced significant operating losses in each year since its inception. As of April30, 2002, the Company's accumulated deficit was $61,220,310. The Company expects to incur substantial additional operating losses over at least the next several years. The Company's ability to achieve a consistent, profitable level of operations is dependent in large part upon entering into agreements with corporate collaborators for product discovery, research, development and commercialization, obtaining regulatory approvals for its products and the successful manufacture and marketing of its products. There can be no assurance that the Company will be able to achieve consistent profitability.

Future Capital Needs; Uncertainty of Additional Funding

The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among others, the following: continued scientific progress in its discovery, research and development programs; the magnitude and scope of these activities; the ability of the Company to establish and maintain corporate collaborations and licensing arrangements; progress with preclinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the commercial manufacturing of the Company's products; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the Company's strategy to develop, acquire or license new technologies and products and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Key Personnel

The Company is highly dependent on the principal members of its scientific and management staff, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the Company's success. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company does not maintain 'key person' life insurance on any officer, employee or consultant of the Company. The Company also has relationships with scientific and medical collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to those of the Company.

Intense Competition

The biotechnology and biopharmaceutical industries are intensely competitive. Several biotechnology and biopharmaceutical companies, as well as certain research organizations, currently engage in or have in the past engaged in efforts related to the development of anti-infective products.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, preclinical and clinical testing and obtaining regulatory approvals than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific, medical and management personnel as well as in acquiring technologies complementary to the Company's programs. The Company will face competition with respect to product efficacy and safety, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete.

Lack of Manufacturing Experience; Uncertain Ability to Manufacture Product Candidates

There can be no assurance that the Company's product candidates can be manufactured at a cost or in quantities necessary to make them commercially viable. The Company does not have any manufacturing facilities. The Company relies on third party contract manufacturers and/or its collaborators to produce the Company's drug candidates for preclinical studies, clinical trials and product commercialization. There can be no assurance that such third party manufacturers or the Company's collaborators will be able to meet the Company's needs with respect to timing, quantity, quality or pricing. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers or its collaborators, the Company's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products.

Lack of Marketing Experience; Dependence on Third Parties

The Company currently has no sales, marketing or distribution capability. The Company intends to rely on its corporate collaborators, if any, to market its products; however, there can be no assurance that such corporate collaborators have effective marketing, sales and distribution capabilities. If the Company is unable to establish or maintain such relationships and is required to market any of its products directly, the Company will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. There can be no assurance that the Company will be able to establish or maintain such relationships with third parties or develop in-house marketing, sales and distribution capabilities.

Government Regulation

The preclinical testing and clinical trials of any products developed by the Company or its corporate collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any new products resulting therefrom are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by similar agencies in other countries. Any product developed by the Company or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its corporate collaborators, impose significant additional costs on the Company and its corporate collaborators, diminish any competitive advantages that the Company or its corporate collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Regulatory approval, if granted, may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulations governing GMP. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

The Company is also subject to numerous federal, state, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development work. In addition, the Company cannot predict the extent of government regulations or the impact of new governmental regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products, and there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

If Testing of a Particular Product Does Not Yield Successful Results will be Unable to Commercialize that Product.

The Company must demonstrate the safety and efficacy of its product candidates in humans through extensive preclinical and clinical testing. Micrologix may experience unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of its product candidates, including the following:

o safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials; o the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials; o after reviewing test results, Micrologix or its collaborators may abandon projects that they might previously have believed to be promising; o Micrologix, its collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and o Micrologix's potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved. Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from the Company's clinical trials may not be sufficient to support approval by the regulatory authorities of its product candidates.

The clinical trials of the Company's products under development may not be completed on schedule and the regulatory authorities may not ultimately approve any of its product candidates for commercial sale. If the Company fails to adequately demonstrate the safety and efficacy of a product under development, this would delay or prevent regulatory approval of the product candidate, which could prevent Micrologix from achieving profitability.

Product Liability Exposure and Potential Unavailability of Insurance

Inherent in the use of the Company's product candidates in clinical trials, as well as in the manufacturing and distribution of any approved products, is the risk of financial exposure to product liability claims in the event that the use of such products results in personal injury or death. There can be no assurance that the Company will not experience losses due to product liability claims in the future. There can be no assurance that adequate insurance coverage will be available in sufficient amounts or at an acceptable cost, or at all. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, may have a material adverse effect on the Company's business, financial condition and results of operations.

No Assurance of Market Acceptance

There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third-party payers. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

Stock Price Volatility

Stock market prices for biopharmaceutical companies are often volatile. Factors such as announcements by the Company or competitors of technological innovations, new corporate partnerships or changes in the relationship of existing partnerships, new commercial products or patents, the development of proprietary rights by the Company or others, results of clinical studies, regulatory actions, publications and other factors could have a significant effect on the price of the common shares of the Company. When the market price of a company's shares drops significantly, shareholders may initiate securities class action law suits against that company. A lawsuit of this nature against the Company could cause it to incur substantial costs, expose it to significant liability for damages, and could divert the time and attention of its management and other personnel.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information presented below should be read in conjunction with 'Management's Discussion and Analysis' contained in pages 16-20 of the Company's 2002 Annual Report and the consolidated financial statements for the financial year ended April 30, 2002 and the notes thereto contained in pages 21-32 of the Company's 2002 Annual Report which are incorporated by reference into this Annual Information Form. The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Annual Information

The following table sets forth selected financial information of the Company for the three most recently completed financial years of the Company:

Statements of Deficit and Loss: Years Ended April 30 2002 2001 2000

Interest Income(1) $ 2,136,591 $ 3,234,574 $ 1,023,193 Research and development expenses $ 16,321,779 $ 10,673,658 $ 6,177,864 Loss for the year $(19,910,904) $(11,708,706) $ (8,659,873)

Loss per common share(2) $ (0.52) $ (0.31) $ (0.34) Deficit $(61,220,310) $(41,309,406) $(29,600,700) Weighted average number of common shares outstanding 38,262,287 37,246,047 25,756,628

(1) Micrologix does not anticipate revenues from product sales in the next two years. Micrologix anticipates its sources of revenues for the next few years will consist of upfront and milestone payments from collaboration and licensing arrangements such as the agreement with Fujisawa for MBI 226 and interest income. (2) Loss per common share is based on the weighted average number of common shares outstanding during the year excluding shares held in escrow. The loss per common share have been restated where necessary to reflect the Company's adoption of the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 with respect to the calculation of loss per common share'please refer to Note 3 to the Company's consolidated financial statements (page 26) for the financial year ended April 30, 2002 herein incorporated by reference. Since the Company's stock options, common shares to be issued, escrow shares, underwriter options and warrants are anti-dilutive, diluted loss per common share has not been presented.

Balance Sheets: Years Ended April 30 2002 2001 2000

Cash, cash equivalents and short-term investments $39,887,854 $55,791,768 $56,609,832 Total assets $42,756,172 $59,549,162 $58,933,978 Shareholders' equity $35,248,937 $55,025,841 $56,883,540

Quarterly Information

The following table sets forth selected financial information for each of the quarters in the two most recent completed financial years of the Company:

Quarter Ended Interest Revenue(1) Loss Loss per Common Share(2)

April 30, 2002 $378,679 $(5,853,394) $(0.15) January 31, 2002 $494,886 $(4,867,725) $(0.13) October 31, 2001 $596,891 $(4,576,445) $(0.12) July 31, 2001 $666,135 $(4,613,340) $(0.12) April 30, 2001 $779,093 $(4,257,187) $(0.11) January 31, 2001 $792,234 $(2,887,066) $(0.08) October 31, 2000 $872,835 $(2,811,687) $(0.07) July 31, 2000 $790,412 $(1,752,766) $(0.05)

(1) Micrologix does not anticipate revenues from product sales in the next two years. Micrologix anticipates its sources of revenues for the next few years will consist of upfront and milestone payments from collaboration and licensing arrangements such as the agreement with Fujisawa for MBI 226 and interest income. (2) Loss per common share is based on the weighted average number of common shares outstanding during the quarter excluding shares held in escrow. The loss per common share for the quarters have been restated where necessary to reflect the Company's adoption of the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 with respect to the calculation of loss per common share'please refer to Note 3 to the Company's consolidated financial statements (page 26) for the financial year ended April 30, 2002 herein incorporated by reference. Since the Company's stock options, common shares to be issued, escrow shares, underwriter options and warrants are anti-dilutive, diluted loss per common share has not been presented.

Dividend Record and Policy

The Company has no fixed dividend policy and has not paid dividends since its incorporation. The payment of dividends is subject to the discretion of the Company's board of directors and will depend, among other factors, on the Company's earnings, capital requirements and operating and financial condition. The Company currently intends to retain future earnings, if any, to finance the growth and development of its business and does not intend to pay any dividends on its common shares in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis is contained in pages 16-20 of the Company's 2002 Annual Report which together with the annual consolidated financial statements for the year ended April 30, 2002 (pages 21-32 of the 2002 Annual Report) are incorporated by reference into this Annual Information Form.

MARKET FOR SECURITIES

The Company's common shares trade on The Toronto Stock Exchange ('TSX') having the trading symbol 'MBI' and CUSIP #594940-10-8. The Company's common shares commenced trading on the TSE on February 27, 1996. The Company's common shares also trade in the United States over-the-counter, under the trading symbol 'MGIXF'.

The Company is authorized to issue up to 300,000,000 common shares and up to 100,000,000 preferred shares without par value issuable in series with rights and preferences that may be fixed by the Company without further shareholder action. At September 17, 2002, 39,522,159 common shares, 750,000 Series A preferred shares and 1,000,000 Series B preferred shares are issued and outstanding.

DIRECTORS AND OFFICERS

Name, Residence and Principal Occupation

The names, municipalities of residence, positions and principal occupations of the directors, executive officers and officers of the Company are as follows:

Name and Municipality of Residence Position with the Company Principal Occupation Last Five Years David Scott (2)(3) Vancouver, BC Chairman and Director Corporate Director. Former President , MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation (venture capital company) James M. DeMesa, MD(4) Vancouver, BC President, Chief Executive Officer and Director President & CEO of the Company. Former President, CEO and director of GenSci Regeneration Sciences Inc. (orthobiologics company) Kenneth H. Galbraith(1) White Rock, BC Director President, Gigha Consulting Ltd. (technology consulting and investment management company). Former Executive Vice President & CFO QLT Inc. (Biopharmaceutical company). Steven Gillis, Ph.D.(2) Mercer Island, Washington Director Chairman and CEO of Corixa Corporation (biotechnology-vaccines company). Colin R. Mallet(1)(3) Vancouver, BC Director Corporate Director. Business Consultant (pharmaceutical and biotechnology companies). Robert W. Rieder(1)(2) Vancouver, BC Director President and CEO of Cardiome Pharma Corp. (pharmaceutical company). Former Vice President, MDS Ventures Pacific Inc., a subsidiary of MDS Capital Corporation (venture capital company). R. Hector MacKay-Dunn(4) Vancouver, BC Corporate Secretary Partner in the law firm of Farris, Vaughan, Wills & Murphy. Nancy S. Coulson Vancouver, BC Sr. VP, Product Development Sr. VP, Product Development of the Company; former Vice President, Regulatory and Quality Affairs GenSci OrthoBiologics, Inc. Jacob J. Clement, Ph.D.(4) Vancouver, BC Sr. VP, Science & Technology and Chief Science Officer Sr. VP, Science and Technology, CSO of the Company; former Head, Structure Based Programs, Essential Therapeutics Inc.; former Vice President, Drug Development, Scriptgen Pharmaceuticals, Inc. William D. Milligan(4) Vancouver, BC Sr. VP, Corporate Development and Chief Business Officer Sr. VP, Corporate Development, CBO of the Company; former President & CEO of Cytran, Inc.; former CEO of Intellivax International Inc. Arthur J. Ayres(4) Maple Ridge, BC VP, Finance, Chief Financial Officer VP, Finance, CFO of the Company (previously Director, Finance; Corporate Secretary; Controller). K. David Campagnari Vancouver, BC VP, Operations VP, Operations of the Company; former Vice President of Operations, GenSci OrthoBiologics, Inc. C. Robert Cory, Ph.D. Vancouver, BC VP, Business Development VP, Business Development of the Company (previously Director, Business Development; Manager, Business Development). Richard Coulson, Ph.D. Vancouver, BC VP, Technology Development VP, Technology Development of the Company; former Vice President Research at GenSci OrthoBiologics, Inc. H. David Friedland, M.D. Vancouver, BC VP, Clinical Development VP, Clinical Development of the Company (previously Director, Clinical Development; Head, Preclinical Research). (1) Member of the Company's Audit Committee (2) Member of the Company's Compensation Committee (3) Member of the Company's Corporate Governance Committee (4) Officer of the Company

The directors were elected at the Company's Annual General Meeting held on September 12, 2002 and will hold office until the next Annual Meeting or until a successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or such director becomes disqualified to act as a director pursuant to the Company Act (British Columbia). The officers are appointed annually by the directors following the Annual Meeting and serve until the earlier of their resignation or removal with or without cause by the directors.

Security Holdings of Directors and Officers

As of September 17, 2002 the directors and executive officers of the Company, as a group, beneficially own or exercise control over, directly or indirectly, 184,350 common shares of the Company representing 0.5% of the Company's issued and outstanding common shares.

Profiles of Directors, Executive Officers and Officers

David Scott, MBA, Chairman of the Board and Director. Mr. Scott became a director of the Company on September 7, 2000 and is currently Chairman of the Board of the Company. Mr. Scott is also director of AnorMED Inc., VSM MedTech Ltd, Theramed Inc. and several other companies. He serves as Chair of the Investment Advisory Board of the British Columbia Life Sciences Fund. Mr. Scott has spent over 30 years in investment analysis and management. He founded, built and sold a mutual fund management company, Scotiafund Financial Services Inc. In 1988, Mr. Scott joined Discovery Enterprises Inc. as President. From 1994 until his retirement in December, 1999, Mr. Scott was the President of MDS Ventures Pacific. He was a founding director of the Academy of Chief Executives of Technology Companies. Mr. Scott is a graduate of Bishop's University and holds a MBA from the Ivey School of Business at the University of Western Ontario.

James M. DeMesa, MD, MBA, President, Chief Executive Officer and Director. Dr. DeMesa became President & Chief Executive Officer and a director of the Company on October 1, 2001. Dr. DeMesa has served as a senior executive with several international companies in the areas of corporate management, pre-clinical and clinical pharmaceutical and medical device product development. Prior to joining the Company, Dr. DeMesa was the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc. ('GenSci'), a public company involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. He joined GenSci in 1996 as President & Chief Executive Officer of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci and was appointed President of GenSci in March 1999 and Chief Executive Officer of GenSci in January 2000. From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. He attended the University of South Florida where he received his M.D. and MBA degrees.

Kenneth H. Galbraith, CA, Director. Mr. Galbraith joined the Board on February 5, 2001. He has been the President of Gigha Consulting Ltd., a technology consulting and investment management company, since October 2000. From February 1988 to October 2000 he was employed by QLT Inc., a biotechnology company, where he progressed to the position of Executive Vice President and Chief Financial Officer. During his time at QLT, Mr. Galbraith raised in excess of $500 million in equity capital and negotiated strategic alliances with major pharmaceutical companies, including Novartis AG, Baxter Healthcare Corp., American Home Products Corporation and the Beaufour Ipsen Group. Mr. Galbraith is a director of several private and public biotechnology companies, including Angiotech Pharmaceuticals, Inc. since March 2000, StressGen Biotechnologies Corporation since May 2000, Kinetek Pharmaceuticals, Inc. since October 2000, Active Pass Pharmaceuticals, Inc. since October 1999 and Neuro Discovery Inc. since November 2001. He currently serves on the Board of Directors of the Michael Smith Foundation for Health Research, a non-profit foundation. He is a former founding Director and Chairman of the British Columbia Biotechnology Alliance and the former Chair of one of Canada's Centres of Excellence Networks, the Canadian Bacterial Diseases Network. Recently, he was appointed by the Province of B.C. to a three-year term as a Director of the Fraser Health Authority that oversees healthcare needs for 1.3 million B.C. residents with an annual budget in excess of $1.4 billion. Mr. Galbraith received his B.Com. (Honours) degree in 1985 from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

Steven Gillis, Ph.D., Director. Dr. Gillis became a director of the Company on August 1, 1996. Dr. Gillis co-founded Corixa Corporation in October 1994 and has served as Chief Executive Officer and as a director of Corixa Corporation since that time. Dr. Gillis has served as the Chairman of the Board of Corixa since March 1999. From 1994 to February 1999, Dr. Gillis served as Corixa's President. Dr. Gillis was a founder of Immunex Corporation, a biotechnology company. From 1981 to 1994, Dr. Gillis served as Executive Vice President and Director of Research and Development of Immunex, and from 1993 to 1994, served as Acting Chief Executive Officer and Chairman of the Board of Immunex. From 1990 to 1994, Dr. Gillis also served as President and Chief Executive Officer of Immunex Research and Development Corporation, a wholly owned subsidiary of Immunex, and Chief Scientific Officer of Immunex. Dr. Gillis graduated from Williams College with B.A. in Biology and English in 1975 and received his Ph.D. in Biological Sciences from Dartmouth College in 1978.

Colin R. Mallet, BA, Director. Mr. Mallet is a business consultant and became a director of the Company on December 8, 1995. From 1987 to 1995, Mr. Mallet was President of Sandoz Canada Inc. Mr. Mallet is a past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995. He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research. He has been a director of Axcan Pharma Inc. since 1995 and AnorMED Inc. since 1996. Mr. Mallet has a B.A. degree from Cambridge University.

Robert W. Rieder, MBA, Director. Mr. Rieder became a director of the Company on October 28, 1994. Mr. Rieder has been President, Chief Executive Officer and a director of Cardiome Pharma Corp. since April 1997. Mr. Rieder has over ten years experience in the venture capital industry, including four years as a Vice President at MDS Ventures Pacific Inc., focused solely on medical investments. Mr. Rieder received an undergraduate degree in Chemical Engineering from the University of British Columbia in 1969 and a Masters Degree in Business Administration from the University of Western Ontario in 1984.

R. Hector MacKay-Dunn, BA, LLB, Corporate Secretary. Mr. MacKay-Dunn was appointed Corporate Secretary of the Company on September 23, 1997. Mr. MacKay-Dunn is a senior partner at the law firm of Farris, Vaughan, Wills & Murphy, with over 20 years practice experience primarily in the areas of mergers and acquisitions, securities and corporate finance, corporate reorganizations, international alliances, science and knowledge-based licensing and joint ventures. Farris, Vaughan, Wills & Murphy were appointed corporate counsel for the Company in 1995, with Mr. MacKay-Dunn the partner in charge. Mr. MacKay-Dunn is a member of the Law Society of British Columbia, the Canadian Bar Association, the International Bar Association and a graduate of the University of British Columbia.

Jacob J. Clement, PhD, Sr. VP, Science & Technology, Chief Science Officer. Dr. Clement joined Micrologix in August 2002. In his new role, Dr. Clement will lead the entire R&D function at Micrologix, with a focus on accelerating research and preclinical development, and expanding the company's pipeline. Dr. Clement has been a leader in pharmaceutical research and development for over two decades. He brings considerable biotechnology and pharmaceutical experience to Micrologix, having held executive and senior management positions at Abbott Laboratories, Scriptgen Pharmaceuticals, and Essential Therapeutics. Dr. Clement is widely published and has contributed to, and/or led, the development and approval of several drugs in anti-infectives and oncology.

Nancy S. Coulson, B.Sc., MBA, Sr. Vice President, Product Development. Ms. Coulson joined Micrologix in February 2002. Prior to joining Micrologix, she was Vice President Regulatory & Quality Affairs at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Ms. Coulson was Director, Worldwide Clinical & Regulatory Affairs for a division of American Home Products (now Wyeth). She also held various regulatory affairs management positions over four years at Bausch & Lomb. Prior to that, she was with Bristol Myers Squibb for six years where she was Manager, Human Resources and a Research Scientist. Ms. Coulson holds a B.S. in Chemistry from LeMoyne College and an MBA from Chapman College.

William D. Milligan, B.Sc., Sr. Vice President, Corporate Development & Chief Business Officer. Mr. Milligan joined Micrologix in April 2002. Mr. Milligan was most recently President & CEO of Cytran Inc., a private biotechnology company based in Seattle, WA. Prior to that, he was Chief Executive Officer of Intellivax International Inc., a private biotechnology company based in Montreal, Quebec and Baltimore, Maryland. Before leading Intellivax, he served eight years with Hoffmann-La Roche Ltd. (Canada) where he held various executive positions, including VP, Business Development and New Product Planning, VP, Sales Division, Pharmaceuticals and VP Biomedical Division. Prior to joining Hoffmann-La Roche, he progressed through various marketing and sales management positions over eight years with Eli Lilly Canada Inc. Mr. Milligan holds a B.Sc. in Biology . Arthur J. Ayres, CA, Vice President Finance, Chief Financial Officer. Mr. Ayres joined the Company in November 1994 as Controller. He was appointed Director of Finance in February 2000 and Vice President Finance & Administration and Chief Financial Officer in April 2001. Mr. Ayres also served as Secretary of the Company from January 9, 1995 to September 23, 1997. Mr. Ayres is a Chartered Accountant (1985) and has a B.A. (Hon.) in Commerce and Computer Science (1981) from Simon Fraser University. He has 20 years of management, finance and related experience.

K. David Campagnari, MBA, Vice President, Operations. Mr. Campagnari joined Micrologix in June 2002. Prior to joining Micrologix, he was Vice President of Operations at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Mr. Campagnari held several management positions at the American Red Cross, including General Manager of the Western Region (which included directing the processing of cardiovascular products) and Director, Quality and Regulatory Assessment at ARC National Headquarters. Mr. Campagnari holds a B.B.A. in Health Services Management and a MBA from National University in San Diego, CA.

C. Robert Cory, Ph.D., MBA, Vice President, Business Development. Dr. Cory joined Micrologix in May 1995 as Manager, Business Development. He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001. He has over 10 years of experience in both technical and managerial positions in biotechnology and health science. Dr. Cory holds a Ph.D. in Biochemistry from the University of Waterloo and an MBA specializing in finance and strategic planning from the Wilfrid Laurier School of Business and Economics. In addition to managing Micrologix's intellectual property portfolio, Dr. Cory is actively involved in sourcing and negotiating with potential industry partners and collaborators.

Richard Coulson, Ph.D., Vice President, Technology Development. Prior to joining Micrologix in February 2002, Dr. Coulson was Vice President, Research at GenSci Orthobiologics of Irvine, CA. During that time he was also an Associate Professor in the Department of Medicine at the University of California (Irvine) with a research program focused on developing novel products based on the nitric oxide signalling platform. Prior to that, he received a Research Career Development Award from the NIH and held various research and teaching positions, including Associate Professor of Pharmacology at SUNY Health Science Center at Syracuse NY, Assistant Professor of Medicine at the University of South Florida, and Professor of Natural Sciences at St. Petersburg Junior College, St. Petersburg, FL. Dr. Coulson holds a B.Sc. in Biochemistry (Honours) and a Ph.D. in Biochemistry from the University of Manchester Institute of Science and Technology and the University of London, respectively.

H. David Friedland, M.D. Vice President, Clinical Development. Dr. Friedland joined Micrologix in January 1997 as Head, Preclinical Research. He was appointed Director, Clinical Development in October 1999 and Vice President, Clinical Development in April 2001. After receiving his M.D., Dr. Friedland specialized in Medical Microbiology and received his Master of Medicine (MMED) from the University of the Witwatersrand, South Africa. He has 10 years of experience in clinical medicine, specializing in infectious disease. Dr. Friedland directs Micrologix's clinical trial programs including interacting with the FDA and overseeing the external organizations that conduct preclinical and clinical studies for Micrologix.

ADDITIONAL INFORMATION

When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of the Company's securities, the Company will provide, upon request to the Secretary of the Company, the following documents to all individuals requesting them:

(i) One copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii) One copy of the comparative financial statements of the Company for the most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of the most recently completed financial year;

(iii) One copy of the information circular of the Company in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv) One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii).

At any other time, one copy of any documents referred to in clauses (i), (ii) and (iii) can be obtained upon request to the Secretary of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the information circular for the Company's most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the comparative financial statements for the Company's most recently completed financial year.

Requests for any of the information described above can be sent to Micrologix Biotech Inc., Attention: Investor Relations, 3650 Wesbrook Mall, Vancouver, BC, V6S 2L2 or by facsimile to (604) 221-9688 or by email to info@mbiotech.com. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com

GLOSSARY

Amino acid The building blocks of all proteins. There are 20 different kinds of amino acids. A protein consists of a specific sequence of amino acids. Aminoglycoside Any of a group of antibiotics (such as streptomycin) that inhibit bacterial protein synthesis and are especially active against gram-negative bacteria. Antibiotic A substance such as penicillin or tetracycline that is able to kill or inhibit the growth of certain micro-organisms. Antibiotic resistance The state achieved when bacteria overcome the mechanism used by an antibiotic to kill or inhibit bacterial growth. Antimicrobial Any substance or compound having activity against micro-organisms such as bacteria, fungi and viruses. Antimicrobial Peptide A small protein characterized by a net positive charge and which possesses antimicrobial activity. Antisense In molecular biology, the strand complementary to a coding sequence of a nucleic acid. Bacterium An individual, microscopic organism composed of a single cell that contains no nucleus. Many, but not all bacteria cause disease. Bactolysin A single-agent antibiotic peptide designed by Micrologix intended for use against sensitive and drug-resistant micro-organisms responsible for infections. Biotechnology The use of living organisms or their products to make or modify a substance. Biotechnology includes recombinant DNA techniques, also known as genetic engineering. Broad-spectrum An antibiotic that is effective against a wide range of organisms such as gram-positive and gram-negative bacteria. Catheter A flexible tube used for draining fluids from or injecting fluids into the body. Cationic A positively charged molecule. Cephalosporin A class of natural and semisynthetic antibiotics with a structure containing a lactam ring. DNA (deoxyribonucleic acid) The substance of heredity. DNA is a large molecule that carries the genetic information necessary for all cellular functions, including the building of proteins. DNA is composed of nucleotides joined together, each nucleotide being comprised of the sugar deoxyribose, a phosphate and one of four bases: adenine, thymine, guanine or cytosine. The genetic information of the DNA is contained in the sequence of bases along the molecule. The DNA molecule can make exact copies of itself thereby passing on the genetic information to the daughter cells when the cell divides. Enterococcus Genus of Gram-positive bacteria with thick wall composition and spherical shape. Formerly a species of Streptococcus includes E. faecalis, E. faecium and E. durans. FDA The United States Food and Drug Administration - the government agency which regulates the production, quality, safety and efficacy of biological and pharmaceutical products in the U.S. Fungus A member of a class of relatively primitive vegetative organisms, some of which can cause disease in humans. Fungi include mushrooms, yeasts, rusts, molds and smuts. Gene A unit of genetic material (DNA) that carries the directions that a cell uses to perform a specific function, such as making a particular protein. Genetic engineering The manipulation of an organism's genetic endowment by introducing or eliminating specific genes through modern molecular biology techniques. GCP Good Clinical Practices - a code of clinical practices published by each of the FDA and HPB which provides a high level of control and assurance in clinical trials. GLP Good Laboratory Practices - a code of laboratory practices published by each of the FDA and HPB which provides a high level of control and assurance in a laboratory facility. GMP Good Manufacturing Practices - a code of manufacturing practices in the pharmaceutical industry published by each of the FDA and HPB which provides a high level of certainty and assurance in a production and quality control operation. Gram-negative A classification for identifying a bacterium by its inability to hold a purple dye when stained by Gram's stain. Gram-positive A classification for identifying a bacterium by its ability to hold a purple dye when stained by Gram's stain. Infection Growth of a disease-causing organism within the body. Infectious disease Any of many illnesses caused by microorganisms that can be transmitted from person to person, from organism to organism, or from the environment to a person/organism. Interferon A naturally occurring substance that interferes with the ability of viruses to reproduce. Interferon also boosts the immune system. in vitro Means literally, "in glass"; a biologic or biochemical process made to occur outside a living organism. Traditionally this refers to experiments performed in a test tube. in vivo Means literally, "in life"; a biologic or biochemical process that occurs or is observed occurring within the bodies of living organisms. Micro-organism Minute organisms such as bacteria, viruses, fungi and protozoa. Some micro-organisms can cause disease in humans. Molecule The smallest amount of a specific chemical substance that can exist alone. To break a molecule down into its constituent atoms is to change its character. A molecule of water, for instance, reverts to oxygen and hydrogen. MRSA Short for methicillin-resistant Staphylococcus aureus: a notorious hospital and community-acquired pathogen that has the characteristics of multi-drug resistance, virulence and toxicity NDA/BLA/NDS "NDA" or "New Drug Application" or (for a biological drug) "BLA" or "Biologics Licence Application" refers to an application to the FDA in the U.S. for marketing approval upon successful completion of clinical trials for a new therapeutic agent. In Canada, the application is made to the Health Canada Therapeutic Product Program and is referred to as a "New Drug Submission" or "NDS". Nucleic acids Large, naturally occurring molecules composed of chemical building blocks known as nucleotides. There are two kinds of nucleic acids: DNA and RNA. Nucleotide A sub-unit of DNA and RNA. It includes one phosphate molecule, one sugar molecule (deoxyribose in DNA, ribose in RNA) and a single pyrimidine or purine base. Organism An individual living thing. Pathogen A specific causative agent of a disease, such as a bacterium or virus. Penicillin Any of many natural or partly synthetic antibiotics that work against a wide range of Gram-positive bacteria (such as streptococci) and some Gram-negative bacteria (such as meningococci). Penicillin, which originally was produced by fungi in the genus Penicillium, works by interfering with a microbe's ability to make a cell wall. Peptides Any of a class of molecules comprised of up to about 100 amino acids, peptides can also form the basic building blocks of proteins. Pharmacology The branch of science that studies the composition uses and effects of drugs on the body. Phase I clinical trial Initial studies in humans, using small doses and a limited number of volunteers, to assess safety, metabolism and excretion of a drug or drug combination. Phase II clinical trial Studies in humans to assess further the safety and efficacy of a drug or drug combination in a non-comparative manner. Phase III clinical trial A randomized and controlled clinical trial designed to evaluate the comparative safety and efficacy of a drug or drug combination. Also, the principal data used by regulatory agencies to approve or reject a product licensing application. Pneumococcus The common name for the bacterium, Streptococcus pneumoniae, that causes pneumonia and meningitis. Protein A molecule made up of a number of amino acids arranged in a specific order determined by a genetic code. Proteins are essential for all life processes. Pseudomonas Genus of Gram-negative bacteria. They are rod-shaped and motile, possessing one or more polar flagella. Several species produce characteristic water-soluble fluorescent pigments. They are found in soil and water. Recombinant DNA Genetically engineered DNA prepared in vitro by cutting up DNA molecules and splicing together specific DNA fragments usually from more than one species of organism. Reverse transcriptase The enzyme that permits the human immunodeficiency virus (HIV) and other retroviruses to use their viral RNA as a template to make DNA. Reverse transcriptase is so-named because it reverses the usual transcription of DNA into RNA and lets RNA be transcribed into DNA. S. aureus Short form of Staphylococcus aureus. See Staphylococcus. Staphylococcus A genus of Gram-positive bacteria that includes pathogens, such as S. aureus, that most commonly infect the skin and mucous membranes. Streptococcus A genus of bacteria that includes important pathogens of humans such as those that cause streptococcal sore throat and infective endocarditis. Systemic Not localized in a particular place of the body; an infection disseminated widely through the body is said to be systemic. Topical The route of administration of a drug that is applied directly to the part being treated (e.g., to the skin or eye). TPP Health Canada Therapeutic Product Program - the government agency which regulates the production, quality, safety and efficacy of biological and pharmaceutical products in Canada. Vancomycin An antimicrobial drug originally made from the fungus Streptomyces orientalis that is used against Gram-positive bacteria (e.g., staphylococci) that are resistant to other antibiotics. Considered to be the "antibiotic of last resort" in treating drug-resistant Gram-positive bacterial infections. Virus An intracellular parasite that must use a host cell's systems in order to replicate and proliferate. Some viruses cause infections in people. VRE Short for vancomycin-resistant enterococci; a form of intestinal bacteria that is not sensitive to the antibiotic vancomycin.